                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2000

                                       OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

For the transition period from _______ to ___________

Commission File Number 1-8014

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     MOORE NORTH AMERICA, INC. SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Moore Corporation Limited
                                   Suite 3501
                              40 King Street West
                        Toronto, Ontario, Canada M5H 3Y2

                              REQUIRED INFORMATION

Attached hereto are the Moore North America, Inc. Savings Plan audited financial statements and supplemental schedules for the fiscal year ended December 31, 2000. All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because the conditions under which they are required are not present.

MOORE NORTH AMERICA, INC.
SAVINGS PLAN

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2000 AND 1999

PricewaterhouseCoopers

                                                  PricewaterhouseCoopers LLP
                                                  200 East Randolph Drive
                                                  Chicago, IL 60601
                                                  Telephone (312)540-1500

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the Moore North America, Inc. Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Moore North America, Inc. Savings Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Line 4i, Schedule of Assets Held for Investment Purposes, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP
Chicago, Illinois

June 22, 2001

MOORE NORTH AMERICA, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                                  2000            1999
ASSETS
Cash                                                         $      35,930    $        --
Plan investments at fair value (Notes 2, 3 and 5)              387,467,530      416,882,643
Guaranteed investment contracts at contract value (Note 4)      21,504,742       31,548,426
                                                             -------------    -------------

           Total investments                                   409,008,202      448,431,069
                                                             -------------    -------------

Participant notes receivable                                     7,505,590        6,634,915
                                                             -------------    -------------

Receivables:
   Interest and dividend receivable                                  8,730            7,630
   Employer contribution receivable                              1,029,675        3,941,661
   Securities sold                                                 438,724          435,401
                                                             -------------    -------------

           Total receivables                                     1,477,129        4,384,692
                                                             -------------    -------------

           Total assets                                        417,990,921      459,450,676
                                                             -------------    -------------

LIABILITIES
Securities purchased                                              (438,724)        (435,401)
                                                             -------------    -------------

           Total liabilities                                      (438,724)        (435,401)
                                                             -------------    -------------

Net assets available for benefits                            $ 417,552,197    $ 459,015,275
                                                             -------------    -------------

   The accompanying notes are an integral part of these financial statements.

MOORE NORTH AMERICA, INC. SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                                    2000             1999
Additions
Investment income:
   Interest and dividend income                                 $     667,886    $     750,669
   (Decrease) increase in the value of the Plan's interest in
       bank commingled trusts                                     (16,327,486)      57,734,386
   Net depreciation in fair value of investments                   (3,657,124)      (2,108,214)
   Interest income from guaranteed investment contracts             1,759,638        2,323,714
                                                                -------------    -------------

           Total investment (loss) income                         (17,557,086)      58,700,555
                                                                -------------    -------------

Contributions:
   Employer                                                         4,546,802        7,493,577
   Participant                                                     27,490,613       27,044,008
                                                                -------------    -------------

           Total contributions                                     32,037,415       34,537,585
                                                                -------------    -------------

           Total additions                                         14,480,329       93,238,140
                                                                -------------    -------------

DEDUCTIONS
Benefits paid to participants                                     (52,292,973)     (48,648,463)
Trustee and investment management fees                             (2,148,388)      (2,083,345)
Recordkeeper fees                                                    (697,616)        (987,145)
Other administrative expenses                                         (85,156)        (209,764)
Participant notes receivable terminated
     due to withdrawal of participants                               (719,274)        (509,442)
                                                                -------------    -------------

           Total deductions                                       (55,943,407)     (52,438,159)
                                                                -------------    -------------

Net (decrease) increase                                           (41,463,078)      40,799,981

Net assets available for benefits, beginning of year              459,015,275      418,215,294
                                                                -------------    -------------

Net assets available for benefits, end of year                  $ 417,552,197    $ 459,015,275
                                                                =============    =============


   The accompanying notes are an integral part of these financial statements.

MOORE NORTH AMERICA, INC. SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   DESCRIPTION OF PLAN

     The following brief description of the Moore North America, Inc. Savings Plan (the "Plan") provides only general information. For more complete information, participants should refer to the text of the Plan document.

     GENERAL

     The Plan is a defined contribution plan covering substantially all employees of Moore North America, Inc. (the "Company") and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is administered by a committee appointed by the Board of Directors of the Company's parent, Moore Corporation Limited. The assets of the Plan are maintained by The Frank Russell Trust Company (the "Trustee").

     PARTICIPATION

     In order to become a Plan member ("participant"), an employee must have attained age 21 and have completed at least 90 days of service, as defined by the Plan document. Effective December 1, 2000, the Plan was amended to eliminate the 90 day service requirement.

     CONTRIBUTIONS AND BENEFITS

     Participants of the Plan are entitled to make tax deferred contributions to the Plan equal to a full percentage between 1% and 15% of the participant's annual compensation, which shall not exceed $160,000, adjusted for changes in the cost of living. The Company makes basic employer matching contributions in an amount equal to 25% of a participant's tax deferred contribution up to a maximum of 5% of the participant's annual compensation. Additionally, a supplemental employer matching contribution will be determined based on the Company achieving certain financial targets determined by the Board of Directors of the Company's parent. These supplemental employer matching contributions will range between 0% and 50% of a participant's tax deferred contribution limited to a maximum of 5% of the participant's annual compensation.

     Effective October 25, 1999, participants of the Plan can change investment direction, transfer fund balances, and/or change contributions on a daily basis.

     PARTICIPANT ACCOUNTS

     Each participant account is adjusted each business day of the year to reflect its share of income, contributions, withdrawals, distributions, and expenses payable from the trust fund, and any increase or decrease in the value of the trust fund assets since the preceding business day.

     VESTING

     Participants are immediately vested in the value of their tax deferred contribution accounts and the earnings thereon. Vesting in employer matching contributions is based on elective months of participation. A participant is 100% vested after 48 elective months. An elective month is any month in which a participant makes a tax deferred contribution to the Plan. Full vesting occurs in all employer contributions upon completion of five years of eligible service. Participants with five or more years of eligible service are immediately vested in all contributions of the Plan regardless of months of participation.

MOORE NORTH AMERICA, INC. SAVINGS PLAN

--------------------------------------------------------------------------------

     FORFEITURES

     Any portion of a terminated participant's account in which the participant does not have a vested interest at the time of the withdrawal of their vested balance is forfeited. All such forfeitures are applied to reduce future employer contributions. For the years ended December 31, 2000 and 1999, forfeitures amounted to $212,666 and $114,473, respectively.

     BENEFIT PAYMENTS AND WITHDRAWALS

     The value of a participant's account may be distributed on termination of employment or, under certain circumstances, on the participant's subsequent retirement, disability, death or attainment of age 59 1/2. Payment will be made in a lump-sum amount as soon as practical after the valuation date. The payment will be in cash and, for those participants with greater than 50 shares of Moore Corporation Limited common stock allocated to their account, the participant may elect to receive whole shares rather than cash.

     Withdrawals during employment are permitted no more than once in any twelve month period and are available through three options. Option I permits participants to withdraw part of the vested portion of their after tax account, rollover account and/or employer matching contribution account. Option II, available only to participants who have attained age 59 1/2, permits withdrawal of the full amount payable under Option I and the value of their tax deferred contributions account. Option III is used in the event of hardship and permits the withdrawal of the full amount payable under Option-I, the remaining vested balance in the participant's employer matching contributions account, plus the value of their tax deferred contributions account excluding earnings on such account after December 31, 1988. With respect to Option III, the plan administrator determines whether the withdrawal request meets the hardship definition of the Internal Revenue Code and limits the amount of the withdrawal to that required to meet the immediate financial need created by the hardship.

     Participants may also take out loans not to exceed the lesser of 50% of the vested value of the participant's accounts, or $50,000, reduced by the highest outstanding balance of all other loans from the Plan during the one year period ending on the day before the date on which the said loan was made. The loan shall be for a term of no more than five years.

     INVESTMENT OPTIONS

     During 2000, employee contributions, rollover contributions and employer basic matching contributions made to the Plan were invested as directed by the Plan participants in any or all of nine investment alternatives. As of December 31, 2000, investment options were as follows: the Interest Income Fund, the Large Cap Stock Fund, the Diversified Fund, the Balanced Fund, the Global Diversified Fund, the Small Cap Stock Fund, the Fixed Income Fund, and the International Stock Fund. The ninth fund, the Stock Fund, invests solely in Moore Corporation Limited common stock and also is the sole investment vehicle for the employer supplemental matching contribution. The amounts participants can invest in the Stock Fund are limited to 50% of the participant's total account balance.

MOORE NORTH AMERICA, INC. SAVINGS PLAN

--------------------------------------------------------------------------------

     ADMINISTRATIVE EXPENSES

     Trustee and investment management fees, recordkeeper fees and other administrative expenses of the Plan are borne by the Plan to the extent allowed by ERISA, with the remainder being paid by the Company.

     RECLASSIFICATIONS

     Certain 1999 amounts have been reclassified to conform to the 2000 presentation.

2.   SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The accounts of the Plan are maintained on the accrual basis of accounting.

     INVESTMENTS

     With the exception of guaranteed investment contracts, all investments are stated at fair market value as determined by the Trustee based upon quoted market prices. Guaranteed investment contracts are valued at contract value as defined therein. Contract value approximates fair value. Participant notes receivable are valued at cost which approximates fair value.

     The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on the investments.

     Interest and dividend income is recorded as earned on an accrual basis.

     PLAN DISTRIBUTIONS

     Benefits are recorded when paid. The Trustee uses a distribution account to make all benefit payments. Amounts are transferred from the investment funds to this account as directed by the plan administrator.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period, such as those regarding fair value. Actual results could differ from those estimates.

MOORE NORTH AMERICA, INC. SAVINGS PLAN

--------------------------------------------------------------------------------

     RISKS AND UNCERTAINTIES

     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.   NONPARTICIPANT-DIRECTED INVESTMENT

     The Stock Fund includes both participant-directed and nonparticipant-directed investments. The balances of the nonparticipant-directed investment at December 31 are as follows:

                                                            2000         1999

     Net assets of nonparticipant-directed investments:

     Investments at fair value                           $3,468,630   $1,760,212
     Employer contribution receivable                       874,667    3,764,980
                                                         ----------   ----------

                                                         $4,343,297   $5,525,192
                                                         ==========   ==========

MOORE NORTH AMERICA, INC. SAVINGS PLAN

--------------------------------------------------------------------------------

     Information about the net assets and the significant components of the changes in net assets relating to the Stock Fund as of and for the years ended December 31, 2000 and 1999 is as follows:

                                                       2000             1999

     Net assets:

     Investments at fair value                      $  9,652,988   $  3,867,982
     Employer contribution receivable                    874,667      3,764,980
     Interest and dividends receivable                         9           --
     Securities sold                                      96,932
     Securities purchased                                   --           (6,116)
                                                    ------------   ------------

     Net assets available for benefits              $ 10,624,596   $  7,626,846
                                                    ============   ============

     Changes in net assets:

     Contributions:
        Employer                                    $    936,137   $  3,775,560
        Participant                                      349,701        272,312
                                                    ------------   ------------

                                                       1,285,838      4,047,872

     Net depreciation in fair value of investments    (3,657,124)    (2,108,214)
     Transfers from other investment funds             5,604,155      1,167,520
     Other activity, net                                (235,119)       (62,327)
                                                    ------------   ------------

                                                    $  2,997,750   $  3,044,851
                                                    ============   ============

4.   GUARANTEED INVESTMENT CONTRACTS

     The Plan has entered into several benefit-responsive guaranteed investment contracts with various insurance companies. The insurance companies maintain the contributions in general accounts, with the exception of the Aetna Life Insurance Company contract which maintains contributions in a pooled separate account. The guaranteed investment contracts are included in the financial statements at contract value as reported to the Plan by the Trustee. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

MOORE NORTH AMERICA, INC. SAVINGS PLAN

--------------------------------------------------------------------------------


     Guaranteed investment contracts at December 31, 2000 are as follows:

                                               MATURITY        CONTRACT       AVERAGE         CONTRACT             FAIR
              IDENTITY OF ISSUE                  DATE           YIELD          YIELD            VALUE             VALUE

     Aetna Life Insurance Co.                  Evergreen        5.33%          6.06%      $  2,354,727       $  2,354,073
     Commonwealth Insurance
        (Monumental Life Insurance Co.)        03/29/2001       6.74%          6.47%         3,467,975          3,467,975
     Continental Assurance Co.                 09/02/2003       5.83%          6.09%         2,121,406          2,120,562
     Continental Assurance Co.                 Evergreen        6.38%          6.81%         3,732,498          3,777,973
     Metropolitan Life Insurance Co.           Evergreen        7.00%          7.00%         9,828,136          9,828,137
                                                                                          ------------       ------------
                                                                                          $ 21,504,742       $ 21,548,720
                                                                                          ============       ============


     Guaranteed investment contracts at December 31, 1999 are as follows:

                                                      MATURITY    CONTRACT     AVERAGE      CONTRACT          FAIR
                    IDENTITY OF ISSUE                   DATE        YIELD       YIELD         VALUE           VALUE


      Aetna Life Insurance Co.                       Evergreen        5.25%       5.10%     $ 2,191,574     $ 2,142,562
      Allstate Life Insurance Co.                    11/29/2000       7.08%       7.08%       2,508,614       2,508,614
      Bankers Trust (Delaware) Co.                   02/28/2003       5.60%       6.11%       6,121,751       6,075,557
      Monumental Life Insurance Co.                  Evergreen        5.73%       5.32%       3,247,604       3,247,604
      Continental Assurance Co.                      09/02/2003       5.38%       5.28%       2,414,283       2,356,457
      Continental Assurance Co.                      Evergreen        5.74%       5.71%       3,518,351       3,358,451
      Metropolitan Life Insurance Co.                Evergreen       10.30%      10.30%       2,260,713       2,260,713
      Metropolitan Life Insurance Co.                Evergreen        7.00%       7.29%       9,285,536       9,285,536
                                                                                           ------------    ------------
                                                                                           $ 31,548,426    $ 31,235,494
                                                                                           ============    ============


There are no valuation reserves against the investment contracts for credit risk of the contract issuer or otherwise. For each investment contract, the crediting interest rate is based on a formula agreed upon with the issuer. Except for those investment contracts with fixed-rates, crediting interest rates are reset monthly, quarterly or semi-annually, depending on the contract.

MOORE NORTH AMERICA, INC. SAVINGS PLAN

--------------------------------------------------------------------------------

5.   INVESTMENTS

The individual investments which exceed five percent of the Plan's net assets as of December 31 are as follows:

                                                                   2000           1999

Investment Contract Fund             Bank commingled trust      $83,916,440     $73,841,818
Aggressive Balanced Fund             Bank commingled trust       26,729,336      27,954,333
Equity I Fund                        Bank commingled trust      140,470,020     193,376,408
Equity II Fund                       Bank commingled trust       20,992,862         *
Domestic Diversified Fund            Bank commingled trust       67,513,536      76,831,462
Domestic Conservative Fund           Bank commingled trust       22,560,092      25,018,585



*Investment did not exceed five percent of the Plan's net assets in this year.

6.   CHANGE IN PLAN CUSTODIAN

     The custodian appointed by the Trustee changed effective October 1, 2000 from Deutsche Bank to State Street Corporation. All assets of the Plan were properly transferred to State Street Corporation.

7.   RELATED PARTY TRANSACTIONS

     Included in Plan assets at December 31, 2000 and 1999 are 3,054,947 and 635,594 shares, respectively, of common stock of Moore Corporation Limited, the parent of the Company. As of December 31, 2000 and 1999, the stock had an original cost of $15,586,977 and $8,262,528, respectively, and a market value of $9,652,988 and $3,867,982, respectively.

     Certain Plan investments are shares of the Commingled Employee Benefit Funds managed by the Trustee and therefore, qualify as party-in-interest transactions. Fees paid by the Plan for the trustee and investment management services amounted to $2,148,388 and $2,083,345 for the years ended December 31, 2000 and 1999, respectively.

     These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

8.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

MOORE NORTH AMERICA, INC. SAVINGS PLAN

--------------------------------------------------------------------------------

9.   TAX STATUS

     The Internal Revenue Service has issued a favorable determination letter dated April 27, 1995 for the Plan as amended through December 12, 1994 and informed the Company that the Plan is in accordance with applicable Sections of the Internal Revenue Code (the "Code"). The Plan has subsequently been amended and management has requested an update to this determination letter. The plan administrator and the Plan's tax counsel believe that the Plan is currently designed and operated in compliance with all applicable requirements of the Code and therefore, believe that the Plan is qualified and the related trust is non-exempt. Thus, no provision for income taxes has been included in the Plan's financial statements.

10.  RECONCILIATION OF NET ASSETS AVAILABLE FOR BENEFITS TO FORM 5500

     For financial reporting purposes, the Plan does not record an obligation for accumulated benefits for individuals who have withdrawn from participation in the Plan. Accumulated benefits payable for individuals who have withdrawn from participation in the Plan as reported in Form 5500 aggregated $1,216,590 and $838,437 at December 31, 2000 and 1999,
     respectively.

11.  SUBSEQUENT EVENT - CHANGE IN TRUSTEE

     Effective April 1, 2001, the Company appointed Charles Schwab and Co., Inc. as the trustee and recordkeeper of the Plan. All assets of the Plan were appropriately transferred to Charles Schwab and Co., Inc.

MOORE NORTH AMERICA, INC. SAVINGS PLAN

LINE 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2000
--------------------------------------------------------------------------------

                                                                      (C)
                                                            DESCRIPTION OF INVESTMENT
                               (B)                       INCLUDING MATURITY DATE, RATE OF                              (E)
                IDENTITY OF ISSUE, BORROWER, LESSOR       INTEREST, COLLATERAL, PAR, OR            (D)               CURRENT
(A)                       OR SIMILAR PARTY                        MATURITY VALUE                  COST                VALUE

      Cash                                             Cash                                        ***               $      35,930
      Aetna Life Insurance Co.                         Pooled separate account
        Contract 14625                                   5.25%; evergreen                          ***                   2,354,727
      Metropolitan Life Insurance Co.                  Pooled separate account
        Contract 24857                                   7.00%; evergreen                          ***                   3,467,975
      Commonwealth Insurance                           Guaranteed investment contract
        Contract ADA0282ST                               5.73%; due 03/29/2001                     ***                   2,121,406
      Continental Assurance Co.                        Guaranteed investment contract
        Contract 630-05613                               5.38%; due 09/02/2003                     ***                   3,732,498
      Continental Assurance Co.                        Guaranteed investment contract
        Contract 25713-101                               5.74%; evergreen                          ***                   9,828,136
                                                                                            ----------------       ---------------
           Total guaranteed investment contracts                                                   ***                  21,504,742


      Moore Corporation, Ltd.
 *      common stock                                   Company stock, 3,054,947 shares      **  15,586,977               9,652,988

 *    Frank Russell Trust Company                      All International Markets Fund
                                                       Bank commingled trust                       ***                   9,726,051
 *    Frank Russell Trust Company                      Aggressive Balanced Fund
                                                       Bank commingled trust                       ***                  26,729,336
 *    Frank Russell Trust Company                      Domestic Conservative Fund
                                                       Bank commingled trust                       ***                  22,560,092
 *    Frank Russell Trust Company                      Domestic Diversified Fund
                                                       Bank commingled trust                       ***                  67,513,536
 *    Frank Russell Trust Company                      Equity I Fund
                                                       Bank commingled trust                       ***                 140,470,020
 *    Frank Russell Trust Company                      Equity II Fund
                                                       Bank commingled trust                       ***                  20,992,862
 *    Frank Russell Trust Company                      Fixed Income I Fund
                                                       Bank commingled trust                       ***                   4,073,318
 *    Frank Russell Trust Company                      Investment Contract Fund
                                                       Bank commingled trust                       ***                  83,916,440
 *    Frank Russell Trust Company                      Short-term Investment Fund
                                                       Bank commingled trust                       ***                   1,832,887
                                                                                            ----------------       ---------------

           Total investment funds                                                                  ***                 387,467,530
                                                                                            ----------------       ---------------

           Total plan investments                                                                  ***                 409,008,202

      Participant notes receivable                     Interest rate range: 7.75% - 9.50%          ***                   7,505,590
                                                                                            ----------------       ---------------


           Total assets held for investment purposes                                               ***             $   416,513,792
                                                                                            ================       ===============

*    Party-in-interest
**   Amount includes cost of participant-directed investments.
***  Not required.

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, Moore North America, Inc., the administrator of the Moore North America, Inc. Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     MOORE NORTH AMERICA, INC. SAVINGS PLAN

                                     By:     Moore North America, Inc.

                                     By:     Lisa M. Palumbo
                                             -------------------
                                     Name:   Lisa M. Palumbo
                                     Title:  Vice President & Secretary
                                     Date:   June 28, 2001

                                  EXHIBIT INDEX

Exhibit
No.                                                                   Page

23       Consent of Pricewaterhouse Coopers LLP                        17